1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 7, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2011 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Friday, 22 June 2012 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2011;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2011;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2011 and to authorize the Board to distribute an aggregate cash dividend of RMB 2.8035 billion (tax inclusive), equivalent to RMB 0.57 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ending 31 December 2012;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”;

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2012”;

8.	To consider and approve the “Proposal in relation to the items and the annual caps of continuing connected transactions from 2012 to 2014”, including six continuing connected transaction agreements entered into by the Company, Yankuang Group Corporation Limited and Yankuang Group Finance Co., Ltd. and the annual caps for the year 2012 to 2014 thereof to be considered and voted on by independent shareholders, which details are set out in the announcement “Continuing Connected Transactions” dated 5 April 2012 and the AGM circular dated 8 May 2012.

AS SPECIAL RESOLUTIONS:

9.	To consider and approve the “Proposal in relation to the alteration of the approved financing activities of the financing business”;

10.	To consider and approve the “Proposal in relation to the extension of the term for the USD3 billion loan of Yancoal Australia Limited”;

11.	To consider and approve the “Proposal in relation to the provision of guarantee for the business in Australia”;

12.	To consider and approve the “Proposal for general mandate to the Board to issue H shares”

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next AGM of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”;

13.	To consider and approve the “Proposal for general mandate to the Board to repurchase H shares”

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of A Shares of the Company to be held on 22 June 2012 (or on such adjourned date as may be applicable) and the class meeting for the holders of H Shares to be held on 22 June 2012 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next AGM following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of A shares of the Company at their respective class meetings.”

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 May 2012

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 22 May 2012 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than 2 June 2012.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Wednesday, 23 May 2012 to Friday, 22 June 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, 22 May 2012. H Shareholders whose names appear on the register of members of the Company maintained by Computershare Hong Kong Investor Services Limited on or before the above date will be eligible to attend the AGM.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s register of members will be closed from Friday, 6 July 2012 to Wednesday, 11 July 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 5 July 2012.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this notice, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC